February 14, 2006

Mail Stop 6010

Harold A. Yount, Jr.
President
Fleurs De Vie, Inc.
206 East Roosevelt
Boerne, TX 78006

> **Re:** **Fleurs De Vie, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 18, 2006**
> **File No. 333-131084**

Dear Mr. Yount:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your disclosure throughout the filing to reflect your results for the fiscal year ended December 31, 2005. We note, for example, that your disclosure on page 7 of your accumulated deficit is as of September 30, 2005.

Registration Statement Cover Page

2. Please add and check the Rule 415 box to the cover page of the registration statement. Refer to Item D.36 in the main volume of our Manual of Publicly Available Telephone Interpretations, which is available on our website at http://www.sec.gov/interps/telephone.shtml.

Fee Table

3. As the securities are to be offered at a fixed price, and are not based upon
    fluctuating market prices, it does not appear appropriate to calculate the
    registration fee based on Rule 457(c). Please revise accordingly.

Prospectus Summary, page 4

4. Please disclose here and in the "Description of Business" section on page 15 your
    business activities, if any, from your inception until the date of incorporation in
    April 2005.

5. Please expand this section to disclose that your auditors have expressed a going
    concern opinion and that you have accumulated deficits since inception.

Risk Factors, page 7

We have future capital needs and without raising adequate capital, page 7

6. Please reconcile your disclosure in this section regarding your belief that with
    currently available resources you can continue operations for the next 12 months
    with your disclosure on page 15 that current resources will only support
    operations for the next six to nine months.

We have limited operating history…, page 7

7. Please expand your disclosure in the "Description of Business" section of the
    prospectus to describe in greater detail the "speculative nature" of the floral
    design business.

We currently depend on only a small number of major customers for revenues…, page 7

8. Please disclose the percentage of your revenues in each of the two most recently
    completed fiscal years accounted for by the mentioned one recurring customer.

We are highly dependent on Alex Yount and his wife…, page 8

9. If your President, CEO and CFO is "Harold" Yount, please revise the references
    to "Alex." Also expand your risk factor disclosure to address the risks associated

> with the fact that Harold Yount currently spends only eight to ten hours per week on your company matters. We refer you to your disclosure on page 18.

We face intense competition for our services and products…, page 9

10. We note your disclosure here of possible downward pressure on the prices you charge. Please discuss this pricing pressure in the Business section of the prospectus. Additionally, to the extent that you have experienced or anticipate any such downward pricing pressure, please include a discussion in the MD&A section of the actual or potential effects of such pricing trends.

We do not currently have a public market for our securities…, page 10

11. Please include a brief description of the "factors that are unrelated or disproportionate to [your] operating performance" that may impact your stock price. We refer you to your disclosure in the last paragraph under this risk factor.

Forward-Looking Statements, page 10

12. Please revise your disclosure to eliminate all references to the cited safe harbor, as it does not apply to statements made by non-reporting companies.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

Plan of Operations, page 12

13. Significantly expand your disclosure in this section to discuss in narrative form and in greater detail your methods for achieving the stated objectives. Provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. For example, discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Results of Operations for the Three Months Ended September 30, 2005, Compared to the Three Months Ended September 30, 2004, page 12

14. We note your disclosure in the last paragraph on page 12 that you were engaged to provide services to a smaller number of large events for the three months ended September 30, 2005 as compared to the three months ended September 30, 2004. Please expand your disclosure to discuss any known reasons for this occurrence. To the extent that this is the result of any known or anticipated trends, please provide appropriate disclosure.

Results of Operations for the Year Ended December 31, 2004, Compared to the Year Ended December 31, 2003, page 13

15. Management's Discussion and Analysis of Operations should provide details of the Company's financial condition, changes in financial condition and results of operations. Key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of the Company should be discussed. Known trends should also be discussed. The current disclosures, which only state the amounts included in the financial statements, are not sufficient and do not satisfy the requirements of Item 303(b) of Regulation S-B. Please revise this section to provide a detailed discussion of the reasons for each of the significant variances in revenue and expense amounts each period. Where changes in financial statement line items are the result of more than one factor and/or offsetting factors, the impact of individually significant factors should be quantified to the extent practicable. Significant changes in balance sheet amounts should also be addressed. Discuss any trend or change of a trend and its actual or expected impact on your future operations.

16. In this regard, please explain for the periods presented why the Company experiences significant variances in gross profit as a percent of sales. For example, it appears that the fourth quarter in 2004 experienced a negative $(3,600) gross profit/(loss) on sales of $655. Please explain these variances in your response to this comment and consider the need to revise this section of the filing in response to our concerns.

Liquidity and Capital Resources, page 14

17. Please revise your disclosure to clearly state the compensation Mr. Loev received for the services rendered in connection with your formation in April 2005 and the compensation he received in connection with the preparation of this registration statement. Clarify whether Mr. Loev received the $25,000 Note Payable in

addition to the 700,000 shares for services rendered in connection with your incorporation. We refer you to your disclosure here and on page 20.

Planned purchase of plant and/or equipment, page 15

18. Your statement that you have no plans to purchase plant or equipment appears to contradict your statement that you anticipate making such purchases given the nature of your business. Please clarify.

Description of Business, page 15

Marketing and Sales Effort, page 16

19. Please provide us with a copy of the feature presentation expected to run in the February 2006 *Hill Country View* newspaper. We may have further comments upon our review.

Market Need, page 17

20. We refer you to your disclosure of the estimate of the size of the retail segment of the floral industry. Please either remove the estimate or explain in greater detail how this overall industry segment estimate is relevant to your immediate business, target market and foreseeable expansion plans.

Competition, page 17

21. Please expand your disclosure to discuss in greater detail your plans for competing with more established competitors, your competitive position in your industry and the primary means of competition (i.e., pricing, services). Also define the geographic area described as the "immediate vicinity." If your target market is limited to the immediate vicinity, add appropriate risk factor disclosure to addresses the risks associated with targeting a very limited geographic area.

Recent Events, page 18

22. Please disclose the price from which the 20% discount is determined and file the agreement with Loev Corporate Filings as an exhibit to the registration statement.

Directors and Executive Officers, page 18

Executive Compensation, page 19

23. We note your disclosure in Footnote 1 to the Compensation Table that Mr. Yount will not receive a salary until you obtain at least $150,000 in annual revenues. If you have entered into an employment contract with Mr. Yount, please file the contract as an exhibit to the registration statement.

24. Please include the referenced Footnote 2 to the Executive Compensation Table.

Certain Relationships and Related Party Transactions, page 20

25. Please include a description of the consulting services provided by Mr. Birmingham and file the agreement as an exhibit to the registration statement.

26. Please explain why 57,500 shares were rescinded and then reissued to Mr. Birmingham.

Shares Available for Future Sale, page 22

27. As you are registering for resale the 50,000 shares held by Loev Corporate Filings, it is unclear why the volume limitations of Rule 144 would be applicable. Please revise your disclosure here and throughout the filing to describe the specific circumstances under which Loev Corporate Filings would need to comply with the volume limitations of Rule 144.

Plan of Distribution and Selling Stockholders, page 23

28. Please include a description of the services provided by Gwen Carden, Lisa Rhoades and Cynthia Davis.

29. Please identify the natural persons that beneficially own the securities held by the entities listed in the table.

30. Please disclose your material relationships with each of the selling shareholders during the past three years.

Interests of Named Experts and Counsel, page 25

31. Please clearly state the number of shares being registered on behalf of the law firm and/or its affiliates in this registration statement.

Legal Matters, page 26

32. We note that Mr. Loev beneficially owns 750,000 shares of your common stock – 50,000 of which are being registered for resale by Loev Corporate Filings, Inc. We also note that you issued a $25,000 note to him in consideration for legal services in connection with the filing of this registration statement. In light of the above, please revise to provide a risk factor that prominently discloses these interests and the effects they may have on Mr. Loev's ability to perform his various duties as outside securities counsel (e.g. due diligence) in connection with this offering, or tell us why you believe no further disclosure is required.

Controls and Procedures, page 25

33. It does not appear appropriate to include disclosure controls and procedure disclosure in this registration statement. If you elect to keep this language, please describe in greater detail the measures taken to evaluate effectiveness, particularly in light of your risk factor disclosure in the penultimate paragraph on page 9 regarding your ability to maintain adequate controls and procedures.

Financial Statements, page F-1

34. Please update the financial statements when required by Item 310(g) of Regulation S-B.

Statements of Operations, page F-2

35. We note the company incorporated April 15, 2005 and thereby changed your ownership structure from a proprietorship to a corporation. When an issuer was formerly a tax exempt enterprise, pro forma tax and earnings per share data (calculated based on the number shares issued to the original owners on the date of incorporation and assuming those shares were outstanding for all prior periods) should be presented on the face of historical statements for the periods identified below:

- If necessary adjustments include more than adjustments for taxes, limit pro forma presentation to latest year and interim period.

Harold A. Yount, Jr.
Fleurs De Vie, Inc.
February 14, 2006
Page 8

- If necessary adjustments include only taxes, pro forma presentation for all periods presented is encouraged, but not required.

In filings for periods subsequent to becoming taxable, pro forma presentations reflecting tax expense for earlier comparable periods should continue to be presented for periods prior to becoming taxable and for the period of change if you elected to present pro forma information for all periods pursuant to the guidance above. Such pro forma presentations should continue to calculate the pro forma tax expense based on statutory rates in effect for the earlier period. Also, please disclose a pro forma equity section of your balance sheet at December 31, 2004 (either on the face of the financial statements or the notes thereto) that gives effect to the changes in your capital structure that occurred as a result of incorporating in April 2005.

Statements of Stockholders' Equity

36. Please provide us with a roll-forward of stockholders' equity through September 30, 2005. Explain the reason for changes in each component of equity during the 2005 interim period. Revise your filing as necessary based on our concerns.

Notes to Financial Statements, page F-9

Note 2 - Going Concern, page F-9

37. Please revise your note to disclose a viable plan of operations. Also, your footnote should refer to the auditor's report going concern qualification. Refer to the guidance in Section 607.02 of the Codification of Financial Reporting Policies. Note this comment also applies to your interim financial statement disclosures as well.

Note 6 - Subsequent Events, page F-10

38. Please revise the notes to the financial statements to disclose how you account for the issuance of equity instruments to non-employees. Also, please provide the method and assumptions used to value all stock issued. Note this comment also applies to your interim financial statement disclosures.

Part II

Item 27, Exhibits

39. Please file as exhibits all of the agreements relating to the March 2005, April 2005 and December 2005 private offerings described under the caption, "Recent Sales of Unregistered Securities."

Item 28. Undertakings

40. Please include the undertaking set forth in Item 512(a) of Regulation S-B, as revised by Release 33-8591.

Exhibit 23.1

41. Please include an updated accountant's consent in any amended filings.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or in his absence, Jay Webb at (202) 551-3503 if you have questions regarding comments on the financial statements and related matters. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: David M. Loev, Esq.
        David M. Loev, Attorney at Law
        713.524.4122